OPPENHEIMER MAIN STREET FUND®/VA

SPECIAL SHAREHOLDER MEETING (Unaudited)

On February 10, 2017, a shareholder meeting of Oppenheimer Equity Income Fund/VA, a series of Oppenheimer Variable Account Funds (the "Fund") was held at which the proposal below was approved as described in the combined prospectus/proxy statement for Oppenheimer Main Street Fund/VA dated January 5, 2017 (the "Proxy Statement").  The following is a report of the votes cast:

Proposal:  To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Oppenheimer Equity Income Fund/VA, a series of Oppenheimer Variable Account Funds (the "Target Fund") and Oppenheimer Main Street Fund® VA, a series of Oppenheimer Variable Account Funds (the "Acquiring Fund"), and the transactions contemplated thereby, including: (i) the transfer of all of the assets of the Target Fund to the Acquiring Fund solely in exchange for Non-Service and Service shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, (ii) the distribution of shares of the Acquiring Fund to the corresponding Non-Service and Service shares shareholders of the Target Fund in complete liquidation of the Target Fund; and (c) the cancellation of the outstanding shares of the Target Fund.

For           Against                                                    Abstain
     602,449        29,854        19,523